Exhibit 21.1

Subsidiaries

Verus Foods, Inc., a Nevada corporation

Verus Foods MENA Limited, a JAFZA offshore company

Verus Foods (Singapore) PTE. LTD., a Singapore private limited company

Gulf Agro Trading, LLC, a Dubai limited liability company

RealBiz360, Inc., a Delaware corporation

RealBiz Media Group, Inc., a Florida corporation

EZ Flix, LLC, a Florida limited liability company

RealBiz Holdings Inc., a Canada corporation

RealBiz 360 Enterprise, Inc., a Canada corporation